UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
REVLON, INC.
(Name of Subject Company (Issuer))
REVLON, INC.
(Name of Filing Person (Offeror))
Class A Common Stock, par value $0.01 per share
(Titles of Classes of Securities)
761525609
(CUSIP Numbers of Classes of Securities)

ROBERT K. KRETZMAN, ESQ.
EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES,
CHIEF LEGAL OFFICER AND GENERAL COUNSEL
REVLON, INC.
237 PARK AVENUE
NEW YORK, NEW YORK 10017
(212) 527-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Filing Person)
COPIES TO:
FRANKLIN M. GITTES, ESQ. AND ALAN C. MYERS, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036
(212) 735-3000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$288,236,279	$16,084

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 48,443,072 shares of Revlon, Inc. (“Revlon”) Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for 48,443,072 shares of Revlon Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The amount is estimated based upon the product of (a) $5.95, which is the average of the high and the low price per share of the Class A Common Stock on August 7, 2009, as reported on the New York Stock Exchange and (b) 48,443,072, representing the number of shares outstanding as of July 31, 2009.

+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 5 for Fiscal Year 2009, issued March 11, 2009, equals $55.80 per million dollars of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $16,084
Filing party: Revlon, Inc.
Form or registration No.: Schedule TO
Date filed: August 10, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☑	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURE
EXHIBIT INDEX
EX-99.A.5.K

This Amendment No. 6 (“Amendment No. 6”) amends the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on August 10, 2009, as amended by Amendment No. 1 to the Tender Offer Statement and Schedule 13E-3 on Schedule TO filed on August 11, 2009, Amendment No. 2 to the Tender Offer Statement and Schedule 13E-3 on Schedule TO filed on August 19, 2009, Amendment No. 3 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on August 27, 2009, Amendment No. 4 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on September 3, 2009 and Amendment No. 5 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on September 11, 2009 (as amended from time to time, the “Schedule TO”), which relates to the offer by Revlon, Inc., a Delaware corporation (together with its subsidiaries, “Revlon” or the “Issuer”), to exchange (the “Exchange Offer”) each share of Revlon’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), for one (1) share of Revlon’s newly issued Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), from the holders thereof (the “Holders”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 10, 2009, as amended and restated on August 27, 2009 and September 3, 2009 (as amended and restated, the “Second Amended and Restated Offer to Exchange”), and in the related Letter of Transmittal (“Letter of Transmittal”).
This Amendment No. 6 is filed solely for the following purposes: to announce the extension of the Exchange Offer and to supplement the Exhibit Index with an additional exhibit.
Each of Item 11 of the Schedule TO — Additional Information and Item 13 of Schedule TO — Information Required by Schedule 13E-3 — Schedule 13E-3 Item 15. Additional Information is hereby amended and supplemented by adding the following text thereto:
“Based on preliminary information from the Exchange Agent, as of 5:00 p.m., New York City time, on Thursday, September 17, 2009, a total of 8,583,248 shares of Revlon Class A Common Stock were tendered pursuant to the Exchange Offer (including shares tendered pursuant to guaranteed delivery procedures).
On September 18, 2009, Revlon issued a press release announcing that it has extended the expiration date of the Exchange Offer. The deadline for tendering shares of Revlon Class A Common Stock in exchange for shares of Revlon Series A Preferred Stock has been extended from 5:00 p.m., New York City time, on September 17, 2009 to 5:00 p.m., New York City time, on September 24, 2009, unless further extended.
Procedures for tendering shares during this extension of the Exchange Offer shall be the same as during the Exchange Offer, including the guaranteed delivery procedures.
The full text of the press release is attached as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.”

SIGNATURE
Revlon, Inc. is filing this Amendment No. 6 to its combined Schedule TO and Schedule 13E-3. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVLON, INC.
By:	/s/ Robert K. Kretzman, Esq.
	Name:	Robert K. Kretzman, Esq.
	Title:	Executive Vice President, Human Resources, Chief Legal Officer and General Counsel

Date: September 18, 2009

The Exhibit Index of the Schedule TO is hereby amended and restated in its entirety as follows:
EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 10, 2009.

(a)(1)(B)	Letter of Transmittal, dated August 10, 2009.

(a)(1)(C)	Notice of Guaranteed Delivery, dated August 10, 2009.

(a)(1)(D)	Letter to Clients, dated August 10, 2009.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 10, 2009.

(a)(1)(F)	Letter to 401(k) Plan Participants, dated August 10, 2009.

(a)(1)(G)	Amended and Restated Offer to Exchange, dated August 27, 2009.

(a)(1)(H)	Second Amended and Restated Offer to Exchange, dated September 3, 2009.

(a)(1)(I)	Letter to Stockholders of Revlon from Alan T. Ennis, dated September 3, 2009.

(a)(5)(A)	Press Release of Revlon, Inc., dated August 10, 2009.

(a)(5)(B)	Mercier v. Perelman, et al., C.A. No. 4532-CC, Delaware Chancery Court (filed April 24, 2009).

(a)(5)(C)	Jurkowitz v. Perelman, et al., C.A. No. 4557-CC, Delaware Chancery Court (filed May 1, 2009).

(a)(5)(D)	Lefkowitz v. Revlon, et al., C.A. No. 4563-CC, Delaware Chancery Court (filed May 5, 2009).

(a)(5)(E)	Heiser v. Revlon, et al., C.A. No. 4578-CC, Delaware Chancery Court (filed May 12, 2009).

(a)(5)(F)	Sullivan v. Perelman, et al., No. 650257/2009, Supreme Court of the State of New York (filed May 4, 2009).

(a)(5)(G)	Revlon News Memorandum, dated August 10, 2009.

(a)(5)(H)	Q&A for Employees, dated August 10, 2009.

(a)(5)(I)	Summary of Key Terms for Use by Investment Professionals.

(a)(5)(J)	Press Release of Revlon, Inc., dated September 11, 2009.

(a)(5)(K)*	Press Release of Revlon, Inc., dated September 18, 2009.

(b)	Not applicable.

(c)(1)	Draft Presentation of Barclays Capital Inc., dated May 18, 2009.

(c)(2)	Presentation of Gleacher Partners, LLC, dated July 2009.

Exhibit No.	Description
(d)(1)	Form of Certificate of Designation of Series A Preferred Stock of Revlon, Inc. (incorporated by reference to Annex A to Exhibit (a)(1)(H) hereto).

(d)(2)	Contribution and Stockholder Agreement, dated August 9, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex B to Exhibit (a)(1)(H) hereto).

(d)(3)	Amendment No. 2 to the Senior Subordinated Term Loan, dated August 9, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc., as amended by Amendment No. 3 to the Senior Subordinated Term Loan, dated August 27, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex C-1 and Annex C-2 to Exhibit (a)(1)(H) hereto).

(d)(4)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc.

(d)(5)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc.

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex E to Exhibit (a)(1)(H) hereto).

(g)	Not applicable.

(h)	Not applicable.

*	- Filed herewith.